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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             -----------------------

                               `MYCOGEN CORPORATION
                            (Name of Subject Company)

                             THE DOW CHEMICAL COMPANY
                               ROFAN SERVICES INC.
                                CENTEN AG INC.
                               DOW AGROSCIENCES LLC
                                      and
                          AGROSCIENCES ACQUISITION INC.
                                    (Bidder)

                                  COMMON STOCK
                          PAR VALUE $0.001 PER SHARE
        (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  628452 10 4
                     (CUSIP Number of Class of Securities)

        John Scriven              Jane M. Gootee           Brian G. Taylorson
  Vice President, General        Vice President                President
   Counsel and Secretary       Rofan Services Inc.            Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center            2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674     Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000              (517) 636-1000
       (517) 636-1000


                  Louis W. Pribila                    Brian G. Taylorson
            Vice President, Secretary                     President
                and General Counsel              AgroSciences Acquisition Inc.
               Dow AgroSciences LLC                    2030 Dow Center
               9330 Zionsville Road                Midland, Michigan 48674
            Indianapolis, Indiana 46268                (517) 636-1000
                (317) 337-3000

                                with a copy to:

                                Scott J. Davis
                               James T. Lidbury
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                           Chicago, Illinois 60603
                               (312) 782-0600
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                          CALCULATION OF FILING FEE
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Transaction Valuation*                     Amount of Filing Fee
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$374,232,918                               $74,847
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

* For purposes of calculating the filing fee only. This amount assumes the purchase of 11,532,381 shares of common stock (the "Shares") of the subject company at $28.00 in cash per Share as well as the purchase of 3,568,635 Shares subject to outstanding options at $28.00 per Share less the average exercise price per Share subject to such options of $13.6174.
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $74,847
Form or Registration Number:  Schedule 14D-1
Filing Party:                 The Dow Chemical Company, Rofan Services Inc.,
                              Centen Ag Inc., Dow AgroSciences LLC and
                              AgroSciences Acquisition Inc.
Date Filed:                   September 4, 1998

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                                  Page 1 of 8 Pages
                          Exhibit Index is located on Page 8

CUSIP No.: 628452 10 4                  14D-1
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1.   Name of Reporting Person: The Dow Chemical Company
     S.S. or I.R.S. Identification Nos. of Above Person:  38-1285128

     Name of Reporting Person:  Rofan Services Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-2853855

     Name of Reporting Person: Centen Ag Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3355904

     Name of Reporting Person:  Dow AgroSciences LLC
     S.S. or I.R.S. Identification Nos. of Above Person:  35-1781118

     Name of Reporting Person: AgroSciences Acquisition Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3409607

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2.   Check the Appropriate Box if a Member of a Group:                (a)  / /
                                                                      (b)  / /

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3.   SEC Use Only:

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4.   Sources of Funds:  WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f):                                                              / /

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6.   Citizenship or Place of Organization: Delaware (The Dow Chemical Company)
                                           Delaware (Rofan Services Inc.)
                                           Delaware (Centen Ag Inc.)
                                           Delaware (Dow AgroSciences LLC)
                                           Delaware (AgroSciences Acquisition
                                           Inc.)

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:    24,766,157
     Shares (except Centen Ag Inc. and AgroSciences Acquisition
     Inc., which beneficially own no shares)

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:            / /

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9.   Percent of Class Represented by Amount in Row (7):     68.3%

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10.  Type of Reporting Person:     CO (The Dow Chemical Company)
                                   CO (Rofan Services Inc.)
                                   CO (Centen Ag Inc.)
                                   OO (Dow AgroSciences LLC)
                                   CO (AgroSciences Acquisition Inc.)

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                              Page 2 of 8

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     The sixth full paragraph on page 19 of the Offer to Purchase is hereby amended by adding the following to the end thereof:

     This report (the "Management Report") supported the projections included in the Wasserstein Perella materials, which were more favorable to the Company than the estimates presented to the Board in December 1997. In this regard, the Management Report stated that the Company's North American seed business is poised to significantly expand distribution channels and increase market share reach. The Management Report also stated that the Company believes that its internal breeding programs are proving to be competitive. The Management Report noted the Company's recent successes in accessing South American markets (primarily Brazil) and in attracting interest from potential partners in Europe and South Africa. It was also noted that the Company was exploring possible alliances covering alfalfa, turf and vegetables. The Management Report further noted the Company's validation of plant disease resistance technology which has been in-licensed by the Company. The Company's recent successes in developing and acquiring access to potentially valuable new technologies were briefly summarized as were the Company's recent patent litigation successes. The Management Report also indicated that substantial additional investment was necessary in research and development to develop the Company's technology platforms. In light of these developments, the Management Report concluded that the Company's management supported more favorable projected results over a ten-year time frame for the business than those reflected in the projections which had been presented to the Board in December 1997.

     Paragraph (ix) on page 22 of the Offer to Purchase is hereby amended and restated as follows:

          (ix) the written opinion of Wasserstein Perella delivered to the Special Committee on August 31, 1998 (the "Wasserstein Perella Opinion") to the effect that, subject to the various assumptions and limitations set forth in the Wasserstein Perella Opinion, the $28.00 cash price to be received by the holders of shares of Common Stock (other than TDCC or its affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view, and the report and analysis presented by Wasserstein Perella. In considering the Wasserstein Perella Opinion, the Special Committee noted that the $28.00 cash price was below the range of valuations derived by Wasserstein Perella for comparable transactions. In this regard, the Special Committee noted Wasserstein Perella's explanation that there were only four comparable transactions and that the comparability of those transactions was limited because all of the other parties whose securities were acquired were significantly larger companies in terms of sales, had greater market shares with respect to their principal products and were profitable companies. Wasserstein Perella advised the Special Committee that comparable transactions were only one of the means of determining value and in this case not a particularly useful means to do so in light of the foregoing factors.
     The full text of the Wasserstein Perella Opinion, which sets forth among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The Wasserstein Perella Opinion is directed to the Special Committee, addresses only the fairness of the consideration to be received by the Minority Stockholders from a financial point of view and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer and tender its Shares. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE WASSERSTEIN PERELLA OPINION AND THE "OPINION OF WASSERSTEIN PERELLA" SECTION SET FORTH BELOW IN
     THEIR ENTIRETY;

     The final paragraph on page 29 and extending to the top of page 30 of the Offer to Purchase is hereby amended and restated as follows:

          THE FULL TEXT OF THE WRITTEN OPINION OF WASSERSTEIN PERELLA, DATED AUGUST 31, 1998, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS SCHEDULE III AND HOLDERS OF THE SHARES ARE URGED TO READ IT IN ITS ENTIRETY. WASSERSTEIN PERELLA'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY HOLDER AS SUCH A RECOMMENDATION. THE SUMMARY OF THE OPINION OF
     WASSERSTEIN PERELLA SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS SCHEDULE III.

     The following paragraphs are hereby added immediately before the first full paragraph on page 30 of the Offer to Purchase.

          Preliminary drafts dated June 25, 1998, July 20, 1998, July 27, 1998 and August 3, 1998 of the final valuation report dated August 31, 1998 were presented to and discussed with the Special Committee on or about such dates. See "Background of the Offer" above. Between June 25, 1998 and August 31, 1998, Wasserstein Perella conducted due diligence with respect to the Company to refine its valuation analysis. Based upon its ongoing due diligence, Wasserstein Perella refined the discount rate, perpetuity growth rate and EBIT exit multiple assumptions used in the discounted cash flow analyses for the Company's various business segments, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The discounted cash flow analyses in the preliminary presentations did not include certain cost savings, synergies, research and development costs, litigation expenses and other miscellaneous items that were taken into account in the August 31, 1998 report, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The draft reports dated June 25, 1998, July 20, 1998 and July 27, 1998 were preliminary in nature and subject to revision and completion and, as a result, were not material to the Special Committee's negotiations of the terms of the contemplated transactions or its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders.

          On the other hand, the Special Committee did consider the August 3, 1998 preliminary report to be material to its negotiations of the contemplated transactions and its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders. However, the August 3, 1998 preliminary report did not include the impact of the recent erosion of the Company's market share which was reflected in Wasserstein Perella's final valuation report. As stated in Wasserstein Perella's August 31, 1998 report, compilation of the Company's fiscal year 1998 financial results revealed that North American and Argentine seed sales and market share would be significantly below projected levels. The discounted cash flow analysis in Wasserstein Perella's August 31, 1998 report took this new information into account and reduced the projected market share growth assumptions, which had the effect of reducing the per share value of the Company derived from the discounted cash flow analysis by approximately $1.00 per Share.

     The following paragraph is hereby added immediately following the first full paragraph on page 34 of the Offer to Purchase:

          Wasserstein Perella advised the Special Committee that the comparability of these transactions to the Offer and the Merger was limited by the fact that each of the four companies whose securities were acquired was substantially larger than the Company in terms of sales, had a greater market share than the Company with respect to its principal products and was profitable.

     The paragraph appearing under the heading "Composite Range" on page 35 of the Offer to Purchase is hereby amended and restated as follows:

          Composite Range.    At the August 31, 1998 meeting of the Special
     Committee, Wasserstein Perella provided the Special Committee with a composite range of per share values of $25.00 to $35.00. In deriving this composite range, Wasserstein Perella applied its professional judgment to the foregoing analyses taking into account, among other things, that (i) the Company historically has failed to achieve its operating projections and the projections provided to Wasserstein Perella by management of the Company were significantly higher than those included in the Company's 1997 business plan, (ii) the Company is projecting net operating losses for the next several years, (iii) due to the fact that the Company is projecting net losses for the next several years, the inherent uncertainty associated with the success and timing of scientific research activities and the historical uncertainty associated with the Company's cash flows, selection of appropriate discount rates for purposes of the DCF analyses set forth above involved a greater than usual degree of subjective judgment, and (iv) the Company's competitors generally are significantly larger, better established companies with much greater resources, larger market capitalization, greater market share and a history of profits.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

(a) and (c) A list of exhibits filed with this Schedule 14D-1 is set forth on the Exhibit Index immediately following the signature page of this Schedule 14D-1 and is incorporated herein by reference.

(b) and (d) None.

(e)-(f)     Not Applicable.

                               SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1998.    THE DOW CHEMICAL COMPANY


                              By:    /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                              Name:  G. Michael Lynch
                              Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By:    /s/ J. PEDRO REINHARD
                                 --------------------------------------
                              Name:  J. Pedro Reinhard
                              Title: President


                              CENTEN AG INC.


                              By:    /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President


                              DOW AGROSCIENCES LLC


                              By:    /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                              Name:  Louis W. Pribila
                              Title: Vice President, Secretary and General
                                     Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By:  /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President

                                   EXHIBIT INDEX


                              Sequentially Numbered

Exhibit   Description                                                            Page
-------   -----------                                                            ----
99(a)(1)  Offer to Purchase dated September 4, 1998*. . . . . . . . . . . . . . . .
99(a)(2)  Form of Letter of Transmittal*. . . . . . . . . . . . . . . . . . . . . .
99(a)(3)  Form of Notice of Guaranteed Delivery*. . . . . . . . . . . . . . . . . .
99(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated September 4, 1998*. . . . . . . . .
99(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and other Nominees* . . . . . . . . .
99(a)(6)  Form of Option Election*. . . . . . . . . . . . . . . . . . . . . . . . .
99(a)(7)  Form of Stock Purchase Election*. . . . . . . . . . . . . . . . . . . . .
99(a)(8)  Form of Restricted Stock Election*. . . . . . . . . . . . . . . . . . . .
99(a)(9)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*. . . . . . . . . . . . . . . . . . . . . . . . . .
99(a)(10) Form of Summary Advertisement*. . . . . . . . . . . . . . . . . . . . . .
99(c)(1)  Agreement and Plan of Merger among Mycogen Corporation,
            Dow AgroSciences LLC and AgroSciences Acquisition Inc. dated as of
            August 31, 1998. (Incorporated herein by reference from Exhibit 99.1 to Amendment No. 15 to Schedule 13D filed September 1, 1998)* . . . . .
99(c)(2)  Confidentiality Agreement among Mycogen Corporation,
            The Dow Chemical Company and Dow AgroSciences LLC
            dated July 16, 1998*. . . . . . . . . . . . . . . . . . . . . . . . . .
99(c)(3)  Exchange and Purchase Agreement among Mycogen Corporation,
            Agrigenetics, Inc., DowElanco and United AgriSeeds, Inc. dated as of
            January 15, 1996 (Incorporated herein by reference from Exhibit
            99(a)(1) to Schedule 13D filed January 25, 1996)* . . . . . . . . . . .
99(c)(4)  Amendment to Exchange and Purchase Agreement between Mycogen
            Corporation and Dow AgroSciences LLC dated as of July 2, 1998.
            (Incorporated herein by reference from Exhibit 99(1) to Amendment
            No. 14 to Schedule 13D filed July 23, 1998)*. . . . . . . . . . . . . .
99(c)(5)  Technology Agreement among Mycogen Corporation, Agrigenetics, Inc.
            and DowElanco dated as of February 19, 1996 (Incorporated herein by reference from Exhibit B to Exhibit 99(a)(1) to Schedule 13D filed
            January 25, 1996)*. . . . . . . . . . . . . . . . . . . . . . . . . . .
99(c)(6)  Brassica License and Research Agreement between DowElanco Canada and Mycogen Corporation dated October 30, 1997*.. . . . . . . . . . . .
99(c)(7)  Restated Loan Agreement between Dow AgroSciences, LLC and
            Mycoyen S.A. dated May 15, 1998*. . . . . . . . . . . . . . . . . . . .
99(c)(8)  Loan Agreement between DowElanco and Mycogen Corporation dated as of April 1, 1997 (the "Dow Loan Agreement")*. . . . . . . . . . . . . .
99(c)(9)  Amendment No. 1 to Dow Loan Agreement dated as of September 29,
            1997*.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99(c)(10) Amendment No. 2 to Dow Loan Agreement dated as of November 14, 1997*. . .
99(c)(11) Amendment No. 3 to Dow Loan Agreement dated as of November 18, 1997*. . .
99(c)(12) Amendment No. 4 to Dow Loan Agreement dated as of April 6, 1998*. . . . .
99(c)(13) Amendment No. 5 to Dow Loan Agreement dated as of October 1, 1997*. . . .
99(c)(14) Loan Agreement between Mycogen Corporation and DowElanco dated as of April 1, 1997 (the "Mycogen Loan Agreement)*.. . . . . . . . . . . .
99(c)(15) Amendment No. 1 to Mycogen Loan Agreement dated as of April 6, 1998*. . .
99(c)(16) Amendment No. 2 to Mycogen Loan Agreement dated as of October 1, 1998*. .
99(c)(17) Memorandum of Understanding dated September 3, 1998** . . . . . . . . . .

 *  Previously filed with the original Schedule 14D-1 on September 4, 1998.

 ** Filed herewith.

